Mail Stop 4561

December 31, 2008

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-23137**

Dear Mr. Glaser:

        We have reviewed your response letter dated November 14, 2008 in connection
with the above-referenced filing and have the following comments. If indicated, we think
you should revise your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated October 30, 2008.

Form 10-K for Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Minority Interests, page 60

1.   In future filings, please provide the disclosure required by paragraph 15 of EITF
        Topic D-98 as it relates to the Rhapsody America redeemable minority interest.
        This comment assumes that you have concluded that you have not reached the
        probability threshold. If that is not the case, please clarify for us in your response.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill, page 24

2.   We note that there has been a significant decline in your market capitalization since your fiscal year end. Please explain to us how you considered whether or not such a decline was a triggering event requiring you to reassess your goodwill for impairment pursuant to paragraph 28 of SFAS 142. As part of your response, tell us what other factors you considered at September 30, 2008 in concluding an interim goodwill impairment test was not required as well as what consideration you gave to enhancing your risk factors and critical accounting policies related to the valuation of your goodwill.

Form 10-Q for the Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Geographic Revenue, page 28

3.   You disclose in a risk factor on page 42 that if the relationship with SK Telecom deteriorates in any significant way, you may be unable to replace the affected business arrangements with acceptable alternatives. Revenue from South Korea has declined 41% and 34% for the three and nine-months ending September 30, 2008 versus September 30, 2007. Your discussion on page 28 notes that these decreases were primarily the result of declines in revenues from your systems integration business of $5 million and $9.6 million for those periods. On page 27 you generally discuss the shift away from the lower-margin systems integration business to focus on your application service provider business. In future filings, please clarify the business developments or the competitive or economic conditions that have led to reduced sales of systems integration services to SK Telecom, which was until the first quarter of fiscal year 2008 a customer that generated more that 10% of your quarterly revenues.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief